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                              CROMPTON CORPORATION
                                 199 Benson Road
                          Middlebury, Connecticut 06749
                            Telephone: (203) 573-2000




                                                     January 20, 2005






VIA FACSIMILE AND EDGAR TRANSMITTAL

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 05-10
Washington, D.C. 20549-0510
Attention:  Tamara Brightwell


RE: Crompton Corporation
    Registration Statement on Form S-4 (No. 333-119641)

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Crompton Corporation, a Delaware corporation (the "Company"), hereby requests that the effective date of its Registration Statement on Form S-4 (No. 333-119641) be accelerated to 4:00 p.m. on Friday, January 21, 2005, or as soon thereafter as practicable. The Company acknowledges that should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Moreover, the Company acknowledges that they may not assert the Commission's no review action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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         We request that we be notified of such effectiveness by a telephone call to Lynn A. Schefsky at (203) 573-3300 and that such effectiveness be confirmed in writing.



                              Very truly yours,

                              CROMPTON CORPORATION



                              By: /s/ Lynn A. Schefsky
                                  --------------------------------------
                              Name: Lynn A. Schefsky
                              Title: Senior Vice President and General Counsel